FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For February 10, 2026

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC
33 Old Broad Street

London EC2N 1HZ
United Kingdom

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Banking Group plc of (i) $1,250,000,000 aggregate principal amount of 4.241% Senior Callable Fixed to Fixed Rate Notes due 2030, (ii) $1,000,000,000 aggregate principal amount of 5.668% Senior Callable Fixed to Fixed Rate Notes due 2047 and (iii) $500,000,000 aggregate principal amount of Senior Callable Floating Rate Notes due 2030, Lloyds Banking Group plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3ASR (File No. 333-287829):

Exhibit List

Exhibit No.	Description
4.1	Twenty-Third Supplemental Indenture to the Senior Debt Securities Indenture between Lloyds Banking Group plc, The Bank of New York Mellon, acting through its London Branch, as trustee and paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as senior debt security registrar, dated as of February 10, 2026
5.1	Opinion of CMS Cameron McKenna Nabarro Olswang LLP
5.2	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Dated:	February 10, 2026	By:	/s/ Kristofer Middleton
			Name:	Kristofer Middleton
			Title:	Head of Team Issuance and Capital Structuring